Exhibit 99.1

Ballard Power Systems
Ballard Power Systems Inc.	4343 North Fraser Way
Burnaby BC V5J 5J9
Canada
Tel: 604-454-0900
Fax: 604-412-4700
News Release	www.ballard.com

Ballard Announces Supply Agreement for Fuel Cell-Powered Lift Truck Market

For Immediate Release – August 18, 2005

Vancouver, Canada – Ballard Power Systems (TSX: BLD, Nasdaq: BLDP) today announced that is has signed an Equipment Supply Agreement (“ESA”) with Cellex Power™ Products, Inc. (“Cellex”) to deliver 27 Mk 902 4.8 kilowatt fuel cells to Cellex for integration into its power units for its upcoming beta trials.  Cellex’s power products are designed to replace industrial lead acid batteries in electric lift trucks used in high throughput distribution centers.

“Our decision to focus our efforts on fuel cell development, leaving systems integration to others, is beginning to bear fruit.  The flexibility of our Mk 902 fuel cell platform, which was developed for automotive applications, enables us to meet our customers’ needs in multiple markets,” said Noordin Nanji, Ballard’s Vice President, Marketing and Business Development.  “We are excited to see this technology applied to the industrial vehicles market and look forward to supporting Cellex in the successful implementation of field trials.”

Chris Reid, Cellex’s President and CEO said, “After evaluation testing of the Mk 902, Cellex is pleased to have an ESA in place with Ballard as an important part of its product solution to its customers.”  Reid went on to say, “Cellex’s products add value to battery powered lift truck fleets by increasing productivity, reducing labour costs associated with changing batteries and improving the workplace environment by eliminating the handling of lead and acid on a daily basis.”

Ballard expects to begin unit deliveries in the third quarter of 2005.  The term of the ESA expires in the third quarter of 2006.  If the field trials are successful, Ballard and Cellex intend to negotiate a follow-on supply agreement to support higher volumes in 2007 and beyond.

Ballard’s Mk 902 Fuel Cell for Non-Automotive Applications

Available now to customers with fuel cell integration capabilities, the liquid-cooled, hydrogen-fueled Mk 902 fuel cell is designed to perform in rugged conditions, can be configured for motive or stationary power applications, and is scalable in power increments from 4 kilowatts to 21 kilowatts depending on customer requirements.  Featuring fast, dynamic response and robust and reliable operation, Ballard’s Mk 902 fuel cell establishes a new standard of performance by optimizing reliability, power density and compatibility with customer system requirements.

About Ballard

Ballard Power Systems is recognized as the world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership.

To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

About Cellex

Cellex is the leader in commercializing fuel cell power solutions for use in industrial vehicles.  Cellex’s initial target market is fuel cell power products for customers who operate large fleets of electric lift trucks used in high throughput distribution centres.  Other markets include airport ground support equipment; personnel carriers; mining vehicles; and commercial sweepers and scrubbers.

For more information on Cellex, visit www.cellexpower.com

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.  For further information, or to arrange an interview with a Ballard spokesperson, please contact Rebecca Young or Michelle Cormack at 604-454-0900.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.